                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1991 |
                          NOTIFICATION OF LATE FILING       | Average          |
                                                            | estimated burden |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [_] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:      September 30, 1996              | SEC FILE NUMBER  |
                      ------------------------------------  |    0-18806       |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    23323Q-10-4   |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

    DMX Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

11400 West Olympic Blvd., Suite 1100
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City, State and Zip Code

Los Angeles, CA 90064-1507
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                 SEC 1344 (8-89)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Joanne Wendy Kim                  310             444 1744
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                   DMX Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  December 27, 1996                 By  /s/ Joanne Wendy Kim
    ----------------------------------    --------------------------------------
                                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                 EXHIBIT INDEX

Exhibit 1       Part III--Narrative...................................  p. 4
Exhibit 2       KPMG Peat Marwick LLP Letter..........................  p. 5

                                                                       EXHIBIT 1

                              PART III--NARRATIVE

     Registrant's Annual Report on Form 10-K could not be filed by Registrant within the period prescribed for such report because of Registrant's difficulty in obtaining and compiling financial data and information required in connection with the year-end audit of Registrant's financial statements. Consequently, Registrant's accountants were unable to complete their audit by December 31, 1996. The financial data and information required by Registrant's accountants could not have been compiled by Registrant within the prescribed period without unreasonable effort or expense.

                                                                       EXHIBIT 2


Securities and Exchange Commission
450 5th Street N.W.
Washington, DC 20549


Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by DMX Inc. on or about December 30, 1996, which contains notification of the registrant's inability to file its Form 10-K by December 30, 1996. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended September 30, 1996 to be included in Form 10-K.



                                       KPMG Peat Marwick LLP

Los Angeles, CA
December 30, 1996